Exhibit 99.1
Aeterna Zentaris

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports Fourth Quarter and Full-Year 2014 Financial and Operating Results
All amounts are in US dollars

Quebec City, Canada, March 17, 2015 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company"), a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health, today reported financial and operating results as at and for the fourth quarter and the year ended December 31, 2014.
Research and development ("R&D") costs, net of refundable tax credits and grants, were $6.3 million and $23.7 million for the three-month period and the year ended December 31, 2014, respectively, as compared to $5.3 million and $21.3 million for the same periods in 2013. The increase for the year ended December 31, 2014, as compared to the same period in 2013, is attributable to higher comparative employee compensation and benefits costs, which in turn are mainly due to the recording of R&D restructuring costs of approximately $2.5 million related to R&D staff redundancies resulting from the Company's global resource optimization program (the "Resource Optimization Program"), partly offset by lower comparative salaries, short-term employee benefits and share-based compensation costs.
Selling, general and administrative ("SG&A") expenses were $4.7 million and $13.7 million for the three-month period and the year ended December 31, 2014, respectively, compared to $2.6 million and $12.3 million for the same periods in 2013. For the three-month period ended December 31, 2014, the increase in SG&A expenses, as compared to the same period in 2013, is mainly related to the deployment of the Company's contracted sales force, which is currently detailing EstroGel®, and higher comparative operating foreign exchange losses. For the year ended December 31, 2014, the increase in SG&A expenses, as compared to the same period in 2013, is mainly related to higher comparative operating foreign exchange losses, the ramping up of the Company's pre-commercialization activities, the deployment of its contracted sales force related to its co-promotion activities and to the recording of restructuring costs related to administrative staff redundancies resulting from the Resource Optimization Program.
Net income (loss) for the three-month period and the year ended December 31, 2014 was $4.2 million and $(16.6) million, or $0.06 and $(0.28) per basic and diluted share, respectively, as compared to $(8.2) million and $6.8 million, or $(0.22) and $0.24 per basic and diluted share, for the same periods in 2013. The increase in net income for the three-month period ended December 31, 2014, as compared to the same period in 2013, is due largely to higher comparative net finance income, offset partially by higher comparative operating expenses and by lower net income from discontinued operations. The decrease in net income for the year ended December 31, 2014, as compared to the same period in 2013, is due largely to the higher loss from operations and to lower net income from discontinued operations, partially offset by higher comparative net finance income.
Cash and cash equivalents totaled $34.9 million as at December 31, 2014, as compared to $43.2 million as at December 31, 2013.

Aeterna Zentaris

David Dodd, Aeterna Zentaris Chairman and CEO, commented, "During 2014, we achieved significant progress in the implementation of our strategy of transitioning into a commercially operating specialty biopharmaceutical company, as we put our commercial structure in place, built a full-time contract sales force of 19 representatives, signed a co-promotion agreement with ASCEND and started selling its product EstroGel® in our specific territories in the US. We are continuing to evaluate potential in-licensing and/or acquisition opportunities, as well as additional co-promotional arrangements related to marketed products, in order to grow our commercial activities. We are also proud of our collaboration agreement for our lead oncology compound, zoptarelin doxorubicin, with Sinopharm A-Think for China, one of the largest markets in the world. With regards to our ZoptEC Phase 3 study in endometrial cancer with zoptarelin doxorubicin, we are very pleased with the progress of patient recruitment as we now have over 400 patients enrolled in the trial out of an expected total of 500, which is in line with our projections. Therefore, we expect that at this rate, a first interim analysis of the trial should be secured in the first half of the current year, and patient recruitment should be completed by year-end. As for Macrilen™, following the FDA's Complete Response Letter, we intend to make a decision in the near term on our different options for this product in the evaluation of AGHD. For 2015, we remain fully focused on becoming a growth-oriented, commercially operating specialty biopharmaceutical organization, while continuing to develop key late-stage product candidates in our existing pipeline, such as our novel targeted anti‑cancer agent, zoptarelin doxorubicin."
Dennis Turpin, Chief Financial Officer of the Company added, "With our cash and cash equivalents position of $34.9 million as at December 31, 2014, our controlled burn rate and the completion of our recent public offering, which resulted in net proceeds of approximately $34.5 million, the Company has a solid financial position upon which it can advance its strategic initiatives."
2014 Highlights
Commercial Developments

•
During the fourth quarter, pursuant to the co-promotion services agreement signed with ASCEND Therapeutics US LLC ("ASCEND") in August 2014, the Company's own full-time contract sales force of 19 sales representatives started the field selling of EstroGel®, ASCEND's leading non-patch transdermal hormone replacement therapy product, in specific agreed upon US territories, in exchange for a sales commission.

Product Candidate Developments
Zoptarelin Doxorubicin

•
During the year, site initiation was completed, with over 120 sites currently in operation in North America, Europe and Israel for the ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 trial in women with locally advanced, recurrent or metastatic endometrial cancer. To date, over 400 of the expected 500 patients have been entered into the trial.

•
On December 1, 2014, the Company entered into a master collaboration agreement with Sinopharm A-Think Pharmaceuticals Co., Ltd. ("Sinopharm"), for the development, manufacture and commercialization of zoptarelin doxorubicin in the People's Republic of China, including Hong Kong and Macau. Aeterna Zentaris received a one‑time, non-refundable payment of $1.1 million transfer fee from Sinopharm, and will be entitled to receive additional consideration upon achieving certain pre-established milestones, including certain regulatory and commercial events, as well as royalties on future net sales of zoptarelin doxorubicin in China.

Macrilen™

•
On November 6, 2014, the FDA issued a Complete Response Letter ("CRL") for the Company's New Drug Application ("NDA") for Macrilen™ in the evaluation of adult growth hormone deficiency ("AGHD"). Based on its review, the FDA determined that the NDA could not be approved in its form, as submitted. To demonstrate the efficacy of macimorelin as a diagnostic test for growth hormone deficiency, the CRL states that a new, confirmatory clinical study will be necessary. The CRL also stated that a serious event of electrocardiogram QT interval prolongation

Aeterna Zentaris

occurred for which attribution to drug could not be excluded. Therefore a dedicated thorough QT study to evaluate the effect of macimorelin on the QT interval would be necessary.

•
The Company intends to make a decision regarding the future development of Macrilen™ in the near term, taking into account various considerations, including prior and upcoming discussions with the FDA.

Corporate Developments
Establishment of Global Commercial Operations and Resource Optimization

•	On May 5, 2014, the Company announced it had selected Charleston, South Carolina, as the new location for its North American business and global commercial operations.

•
On August 7, 2014, the Company's Nominating, Governance and Compensation Committee approved its Resource Optimization Program, as part of its strategy to transition into a commercially operating specialty biopharmaceutical organization. The Resource Optimization Program, the goal of which is to streamline R&D activities and increase commercial operations and flexibility, is expected to result in the termination of 30 employees, with employee departures continuing through August 31, 2015. The Company expects that overall annualized savings upon completion of the Resource Optimization Program will amount to approximately $2.3 million. Total restructuring costs associated with the Resource Optimization Program recorded during 2014 were approximately $2.5 million.

Public Offerings

•
On January 14, 2014, the Company completed a public offering of 11.0 million units, generating net proceeds of approximately $12.2 million, with each unit consisting of one common share and 0.80 of a warrant to purchase one common share, at a purchase price of $1.20 per unit.

•
Subsequent to year-end, on March 11, 2015, the Company completed a public offering of 59,677,420 units, generating net proceeds of approximately $34.5 million, from which the Company paid approximately $5.7 million to the holders of approximately 21.1 million outstanding warrants issued by the Company in previous public offerings as consideration for their agreement to immediately terminate the warrants. Each unit of this March 11, 2015 public offering consists of either one common share or one warrant to purchase one common share ("Series C Warrant"), 0.75 of a warrant to purchase one common share ("Series A Warrant") and 0.50 of a warrant to purchase one common share ("Series B Warrant"), at a purchase price of $0.62 per unit. The Series A Warrants are exercisable for a period of five years at an exercise price of $0.81 per share. The Series B warrants are exercisable for a period of 18 months at an exercise price of $0.81 per share. Total gross proceeds payable to the Company in connection with the exercise of the Series C Warrants have been pre-paid by investors and therefore are included in the aforementioned proceeds.

"At-the-Market" Issuance Program

•
Between July 1, 2014 and December 31, 2014, the Company issued a total of approximately nine million common shares under its At-the-Market ("ATM") sales agreement entered into May 2014 with MLV & Co. LLC (the "May 2014 ATM Program"), at an average price of $1.36 for aggregate gross proceeds of approximately $12.2 million, less cash and non-cash transaction costs of approximately $0.4 million. The May 2014 ATM Program provides that the Company may, at its discretion, from time to time during the term of the sales agreement, sell up to a maximum of 14.0 million of its common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $15 million.

NASDAQ Minimum Bid Price Compliance

•
On December 18, 2014, the Company received a notice from the NASDAQ regarding its failure to comply with the NASDAQ's $1.00 minimum bid price requirement. The Company has 180 calendar days, or until June 16, 2015, to regain compliance with the minimum bid price requirement.

Aeterna Zentaris

CONFERENCE CALL
Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Wednesday, March 18, 2015, to discuss the 2014 fourth quarter and full year results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the "Newsroom" section. A replay will be available on the Company's website for 30 days following the live event.
For reference, the Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year 2014, as well as the Company's consolidated financial statements, can be found at www.aezsinc.com in the "Investors" section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process, the ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Contact

Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

Attachment: Financial summary

Aeterna Zentaris

Consolidated Statements of Comprehensive Income (Loss) Information

	Three-month periods ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2014	2013	2014	2013	2012
	$	$	$	$	$
Revenues
Sales	—	—	—	96	834
License fees	11	—	11	6,079	1,219
	11	—	11	6,175	2,053
Operating expenses
Cost of sales	—	—	—	51	591
Research and development costs, net of refundable tax credits and grants	6,282	5,345	23,716	21,284	20,592
Selling, general and administrative expenses	4,676	2,627	13,690	12,316	10,606
	10,958	7,972	37,406	33,651	31,789
Loss from operations	(10,947)	(7,972)	(37,395)	(27,476)	(29,736)
Finance income	15,053	65	20,319	1,748	6,974
Finance costs	—	(2,689)	—	(1,512)	(382)
Net finance income (costs)	15,053	(2,624)	20,319	236	6,592
Income (loss) before income taxes	4,106	(10,596)	(17,076)	(27,240)	(23,144)
Income tax expense	(111)	—	(111)	—	—
Net income (loss) from continuing operations	3,995	(10,596)	(17,187)	(27,240)	(23,144)
Net income from discontinued operations	158	2,353	623	34,055	2,732
Net income (loss)	4,153	(8,243)	(16,564)	6,815	(20,412)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(677)	424	(1,158)	1,073	(504)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	1,336	2,346	(1,833)	2,346	(3,705)
Comprehensive income (loss)	4,812	(5,473)	(19,555)	10,234	(24,621)
Net income (loss) per share (basic and diluted) from continuing operations	0.06	(0.28)	(0.29)	(0.92)	(1.17)
Net income (basic and diluted) from discontinued operations	—	0.06	0.01	1.16	0.14
Net income (loss) (basic and diluted) per share	0.06	(0.22)	(0.28)	0.24	(1.03)
Weighted average number of shares outstanding:
Basic	65,383,290	37,274,129	59,024,730	29,476,455	19,775,073
Diluted	65,383,290	37,274,129	59,024,730	29,476,455	19,806,687

Aeterna Zentaris

Consolidated Statement of Financial Position Information

	As at December 31,
(in thousands)	2014	2013
	$	$
Cash and cash equivalents[1]	34,931	43,202
Trade and other receivables and other current assets	1,286	2,453
Restricted cash equivalents	760	865
Property, plant and equipment	797	1,351
Other non-current assets	9,661	11,325
Total assets	47,435	59,196
Payables and other current liabilities[2]	7,304	7,242
Current portion of deferred revenues	270	—
Warrant liability	8,225	18,010
Non-financial non-current liabilities[3]	17,152	16,880
Total liabilities	32,951	42,132
Shareholders' equity	14,484	17,064
Total liabilities and shareholders' equity	47,435	59,196
_________________________
1    Of which approximately $3.6 million was denominated in EUR as at December 31, 2014.
2    Of which approximately $1.5 million is related to a provision for restructuring costs.
3    Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.